14041384

RECEIVED AUG 28 2014 191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~52491~~

8-21023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L.B. Fisher & Company**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis B. Fisher, Jr — (972) 733-4800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5550 Lyndon B. Johnson Freeway #750	Dallas	Texas	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/28/14

OATH OR AFFIRMATION

I, Lewis B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **L.B. Fisher & Company**, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTINA BATTLE-BROWN
NOTARY PUBLIC
COMMISSION EXPIRES:
11-22-2017

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.B. FISHER & COMPANY
Index to Financial Statements and Supplemental Schedule
June 30, 2014

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
L.B. Fisher & Company:

We have audited the accompanying statement of financial condition of L.B. Fisher & Company (the "Company") as of June 30, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.B. Fisher & Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Schedule I is the responsibility of the Company's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I, we evaluated whether Schedule I , including its form and content is presented in conformity with 17 C.F.R. Section 240.17a5. In our opinion Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Dallas, Texas
August 26, 2014

5550 Lyndon B. Johnson Freeway, Suite 750 • Dallas, TX 75240
tel (972) 788-5315 • fax (972) 701-9401
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

L.B. FISHER & COMPANY
Statement of Financial Condition
June 30, 2014

Assets		
Cash and cash equivalents	$	163,068
Deposit with clearing broker-dealer		50,000
Receivable from clearing broker-dealer		28,195
Investments, fair value		30,000
Other assets		19,587
Total assets	$	290,850
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	55,614
Total liabilities		55,614
Commitments and contingencies		-
Stockholders' equity		
Common stock, 500,000 shares authorized with $1 par value, 7,000 issued and outstanding		7,000
Additional paid-in capital		51,023
Retained earnings		177,213
Total stockholders' equity		235,236
Total liabilities and stockholders' equity	$	290,850

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY

Statement of Operations

For the Year Ended June 30, 2014

Revenues:		
Commissions	$	501,876
Interest and dividends		24,403
Realized gain on sale of investments		9,841
Other		3
Total revenues		536,123
Operating expenses:		
Employee compensation and benefits		260,632
Floor brokerage and clearance fees		63,057
General and administrative		93,761
Pension and profit-sharing contribution		44,500
Interest		80
Total operating expenses		462,030
Net income before income taxes		74,093
Income tax expense		11,114
Net income	$	62,979

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2013	7,000	$ 7,000	$ 51,023	$ 124,234	$ 182,257
Distributions paid to stockholders	-	-	-	(10,000)	(10,000)
Net income	-	-	-	62,979	62,979
Balance at June 30, 2014	7,000	$ 7,000	$ 51,023	$ 177,213	$ 235,236

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY
Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flows from operating activities:		
Net income	$	62,979
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,346
Realized gain on investments, net		(9,841)
Change in operating assets and liabilities:		
Receivable from clearing broker-dealer		(4,130)
Proceeds from sale of investments in securities, net		70,443
Other assets		(7,826)
Accounts payable and accrued expenses		17,614
Deferred rent		(1,376)
Net cash provided by operating activities		132,209
Cash flows from financing activities:		
Distributions to stockholders		(10,000)
Payments on notes payable		(5,480)
Net cash used in financing activities		(15,480)
Net increase in cash		116,729
Cash and cash equivalents at beginning of year		46,339
Cash and cash equivalents at end of year	$	163,068
Income taxes paid	$	132
Interest paid	$	116

See notes to the financial statements and independent auditors' report.

NOTE 1 – NATURE OF BUSINESS

L.B. Fisher & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in full service broker dealer activities and investment banking.

The Company was organized on August 26, 1976 under the laws of the State of Texas. All customer transactions are cleared through a third party clearing firm, RBC Capital Markets Corporation ("RBC"), on a fully disclosed basis. The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Transaction Fees
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, other assets, accounts payable, deferred rent and notes payable. The Company had cash balances in excess of federally insured limits of approximately $18,000 at June 30, 2014.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three to seven years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Impairment of Long-lived Assets
Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, other assets, accounts payable, deferred rent and notes payable, approximate their fair values due to their short term maturities.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2010.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended June 30, 2014, the Company has no Texas margin tax expense.

Management Review

The Company has evaluated subsequent events through August 22, 2014, the date the financial statements were available to be issued.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Vehicles	$	58,137
Computers		12,738
Subtotal		70,875
Less accumulated depreciation		(70,875)
Total	$	-

Depreciation expense for the year ended June 30, 2014 was $4,346, included within general and administrative expense on the statement of operations.

NOTE 4 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company maintains a deposit account with RBC as part of the Company's contract for services. RBC requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2014, cash of $50,000 has been maintained as a deposit.

NOTE 5 – INVESTMENTS

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of June 30, 2014:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
U. S. equity securities	$ 16,410	$ -	$ -	$ 1,836
International equity securities	13,590	-	-	13,590
Total investments	$ 30,000	$ -	$ -	$ 30,000

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under an operating lease expiring in March 2017. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $20,751 for the year ended June 30, 2014, included within general and administrative expense on the statement of operations.

Future minimum lease payments under the noncancelable operating leases for the years ending:

June 30, 2015	$17,290
June 30, 2016	17,781
June 30, 2017	13,611
	$48,682

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

NOTE 6 – COMMITMENTS AND CONTINGENCIES - CONTINUTED

Sub-Clearing Agreement
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 7 – NOTES PAYABLE

The Company is a party to two note agreements for the purchase of vehicles. Theses note agreements call for monthly payments, including interest, ranging from $472 to $540, and bear interest from 5.14% to 5.59% with maturity dates through December 2013. Both of these note payables were paid in full during the year ended June 30, 2014.

NOTE 8 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at June 30, 2014 are computed by applying the statutory federal income tax rate of 15%. As of June 30, 2014, temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes were not significant.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 15% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 15%	$	10,355
Permanent differences and other		759
Income tax provision (benefit)	$	11,114

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the minimum net capital requirement for the Company was $100,000. Net capital at June 30, 2014 aggregated $210,149. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1 at June 30, 2014.

NOTE 10 – EMPLOYEE RETIREMENT PLAN

The Company provides a defined contribution profit sharing trust plan ("Trust Plan") for all employees. Contributions to the Trust Plan vest immediately and are declared at the discretion of the Board of Directors. For the year ended June 30, 2014, the Company has recorded $26,700 in profit sharing plan expense.

The Company provides a money purchase pension plan ("Pension Plan") for all employees. Contributions to the Pension Plan are limited to 10% of each employee's annual salary. Current employees' contributions to the Pension Plan vest immediately. New employees are subject to a vesting period defined by the Plan. The Company makes an annual contribution to the Pension Plan, which is payable within 70 days after year end. For the year ended June 30, 2014, the Company has recorded $17,800 in pension plan expense.

SUPPLEMENTAL SCHEDULE

L.B. FISHER & COMPANY **Schedule I**

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended June 30, 2014

Total stockholders' equity qualified for net capital	$	235,236
Deductions and/or charges		
Non-allowable assets:		
Other assets		19,587
Total deductions and/or charges		19,587
Net capital before haircuts on securities		215,649
Haircuts on securities		5,500
Net capital	$	210,149
Aggregate indebtedness		
Accounts payable and accrued expenses		55,614
Total aggregate indebtedness	$	55,614
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	110,149
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	90,149
Ratio of aggregate indebtedness to net capital		0.26 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on July 14, 2014	$	235,812
Audit adjustments:		
Net effect of audit adjustments		(25,663)
Net capital per audit	$	210,149

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REVIEW OF EXEMPTION REPORT BY INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
L.B. Fisher & Company:

We have reviewed management's statements, included in the accompanying L.B. Fisher & Company (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R.Section 15c3(k) under which the Company claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision for the period June 1, 2014 through June 30, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) or Rule 15c3-3 under the Securities and Exchange Act of 1934.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Dallas, Texas
August 26, 2014

L. B. Fisher & Company
17300 Dallas Parkway Suite 3050
Dallas, Texas 75248
972-733-4800
Fax 972-733-4712

L. B. Fisher, Jr., president

August 11, 2014

PMB Helin Donovan
550 LBJ Freeway, Suite 750
Dallas, TX 75240

To whom it may concern:

L. B. Fisher & Company as a non-carrying broker-dealer hereby declares that to its best Knowledge and belief it is exempt from Rule 15c3-3 under the provisions of section 15c3-3-(k)(2)(ii) which provides exemption for a firm that clears all customer transactions through another broker-dealer on a fully disclosed basis. In our case we clear all transactions through RBC Correspondent Services. Further we have qualified under this provision throughout our most recent fiscal year without exception.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Agreed-Upon Procedures Report Regarding Form SIPC-7

The Board of Directors of
L.B. Fisher & Company :

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by L.B. Fisher & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating L.B. Fisher & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.B. Fisher & Company's management is responsible for the L.B. Fisher & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. We noted no differences;

2. Compared the amounts for the year ended June 30, 2014, as contained within the report on the audited Form X-17A-5 for the year ended June 30, 2014, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014. We noted differences as follows: Line 2(c)(1) on Form SIPC-7 is $425 more than the amount recorded in the Company's accounting records and Line 2(c)(3) on Form SIPC-7 is $446 less than the amount recorded in the Company's accounting records.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We noted differences as follows: Line 2(c)(1) on Form SIPC-7 is $425 more than the amount recorded in the Company's accounting records and Line 2(c)(3) on Form SIPC-7 is $446 less than the amount recorded in the Company's accounting records.

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, on which it was originally computed. We noted no overpayments applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Dallas, Texas
August 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **6/30/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021023 FINRA JUN
L B FISHER & COMPANY
17300 DALLAS PKWY STE 3050
DALLAS TX 75248-1172

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 1002
B.	Less payment made with SIPC-6 filed (**exclude interest**) 1/16/14 Date Paid	(497)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	505
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 505
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 505	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L. B. Fisher & Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27th day of August, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 536123
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	32140
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	62611
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	31669
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 110	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 8792	
Enter the greater of line (i) or (ii)	8792
Total deductions	135212
2d. SIPC Net Operating Revenues	$ 400911
2e. General Assessment @ .0025	$ 1002

(to page 1, line 2.A.)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

L.B. FISHER & COMPANY

Financial Statements and Supplemental Schedule
June 30, 2014

(With Independent Auditors' Reports Thereon)